SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: December 2005	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

BCE News Release

MONTREAL, December 1, 2005 – BCE Inc. has received a request from an individual holder of 3,000 common shares that BCE place before its shareholders at its next annual meeting to be held on June 7, 2006 a resolution requesting management of BCE to convert BCE into an income trust which would distribute to unitholders at least 90% of its annual free cash flow.

BCE and its Board of Directors have concluded in the past that an income trust conversion of the company would not be in the best interests of BCE and its shareholders in light of the competitive environment for Bell Canada, the pace of technological change, the related capital intensity of the business and the impact of such a conversion to meet the evolving needs of customers. As the company has previously indicated, BCE is conducting a review of its asset base with the objective of enhancing shareholder value.

There can be no assurance that any specific transaction will occur.

About BCE Inc.
BCE is Canada’s largest communications company. Through its 27 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat Canada, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

For Further Information:
Pierre Leclerc
Bell Canada, Media Relations
514-391-2007
1-877-391-2007
pierre.leclerc@bell.ca

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: December 7, 2005